

September 14, 2022

David J. Marguglio
Chief Executive Officer
Adamis Pharmaceuticals Corporation
11682 El Camino Real, Suite 300
San Diego, CA 92130

     Re: Adamis Pharmaceuticals Corporation
          Registration Statement on Form S-3
          Filed September 9, 2022
          File No. 333-267365

Dear Mr. Marguglio:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Joshua Gorsky at 202-551-7836 with any questions.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Life Sciences

cc: Teri O'Brien